[redacted]

09056272

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
8-48399

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SHUKLA FINANCIAL SERVICES, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 KELSEY AVENUE
(No. and Street)

WEST PATERSON NJ 07424
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BIPINCHANDRA R. SHUKLA 973-279-2222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mr. MICHAEL J. O'DOHERTY, CPA
(Name – *if individual, state last, first, middle name*)

373 BALTIMORE PIKE, SPRINGFIELD, PA 19064
(Address) (City) (State) (Zip Code)

SEC Mail Processing
Section

MAR 06 2009

Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

AB 3/24

OATH OR AFFIRMATION

I, BIPINCHANDRA R. SHUKLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SHUKLA FINANCIAL SERVICES, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JO ANN G. NIELSEN
NOTARY PUBLIC OF NEW JERSEY
MY COMMISSION EXPIRES 7/6/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Shukla Financial Services, Inc
Statement of Financial Condition
December 31, 2008

Table of Contents

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Auditor's Report

To the Board of Directors of
Shukla Financial Services, Inc

We have audited the accompanying statement of financial condition of Shukla Financial Services, Inc., as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shukla Financial Services, Inc as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 in the Computation of Net Capital under Rule 15c-3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Springfield, Pennsylvania
February 17, 2009

Shukla Financial Services, Inc
Statement of Financial Condition
As of December 31, 2008

ASSETS

Operating Cash	$	8,433
Deposit With Clearing Firm		50,020
Security Deposit		-
Prepaid Expenses		500
Marketable Securities		123,550
Office Equipment, at cost,		
Less Accumulated Depreciation of $9,516		-
Total Assets	$	182,503

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$	6,033
Note Payable		50,000
Total Liabilities		56,033
Commitments, Contingencies and Guarantees		-
Stockholders' Equity:		
Common Stock		
- 5,000 shares authorized, No Par Value		
- 5,000 shares issued and outstanding		55,000
Additional Paid in Captial		74,594
Retained (Deficit)		27,276
Accumulated Other Comprehensive Income -		
Unrealized Gains (Losses) on Securities		(30,400)
Total Stockholders' Equity		126,470
Total Liabilities and Stockholders' Equity	$	182,503

The accompanying notes are an integral part of these financial statements.

Shukla Financial Services, Inc
Statement of Income
For The Year Ended December 31, 2008

Revenue:		
Commissions	$	57,029
Interest Income		444
Other Income		1,505
Total Revenue	$	58,978
Costs and Expenses:		
Clearing Fees, Quotation, Floor, and Other Exchange Costs		16,325
Commissions		29,000
Bank Charges		150
Dues & Subscriptions		5,020
Insurance		2,849
Interest Expense		33
License & Permits		4,832
Office Supplies		32
Postage and Delivery		455
Legal and Professional Fees		5,500
Taxes		2,520
Telephone		5,617
Other Expenses		3,828
Total Costs and Expenses		76,161
Income Before Income and Franchise taxes		(17,183)
Provisions for Income and Franchise taxes		-
Net Income for the Period	$	(17,183)
Other Comprehensive Income (Loss), net of tax		
Unrealized Loss on Securities, Net		(107,300)
Total Comprehensive Income(Loss)	$	(124,483)

The accompanying notes are an integral part of these financial statements.

Shukla Financial Services, Inc
Statement of Cash Flows
For The Year Ended December 31, 2008

Cash Flows From Operating Activities:		
Net (loss)		$ (17,183)
Adjustment to reconcile net (loss) to net cash (used) by operating activities:		
Depreciation		
Securities losses		
(Increase) in Deposits with Clearing Firm	(38,896)	
Decrease in Other Current Assets	5,314	
(Increase) in Security Deposit	-	
(Increase) in prepaid expenses	(500)	
Increase in accounts payable and accrued expenses	4,833	
Net Cash (Used) By Operating Activities		(29,249)
Cash Flows From Investing Activities:		
Cash Flows from Financing Activities:		
Proceeds from Note Payable	50,000	
Net Cash Provided By Investing Activities		50,000
Net (Decrease) In Cash		3,568
Cash January 1, 2008		4,865
Cash December 31, 2008		$ 8,433

Interest Expense For The Year Ended December 31, 2008 was $33

The accompanying notes are an integral part of these financial statements.

Shukla Financial Services, Inc
Statement of Changes in Stockholder's Equity
For The Year Ended December 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balance, December 31, 2007	$ 55,000	$ 74,594	$ 44,459	$ 76,900	$ 250,953
Stockholder distributions, net	-		-		-
Increase in Additional Paid in Capital		-			-
2008 Net Income			(17,183)		(17,183)
Other Comprehensive Income (Loss)	-	-		(107,300)	(107,300)
Balance, December 31, 2008	$ 55,000	$ 74,594	$ 27,276	$ (30,400)	$ 126,470

The accompanying notes are an integral part of these financial statements.

Shukla Financial Services, Inc
Statement of Changes in Subordinated Borrowings
For The Year Ended December 31, 2008

Subordinated Borrowings at January 1, 2008	$0
Subordinated Borrowings at December 31, 2008	$0

The accompanying notes are an integral part of these financial statements.

SHUKLA FINANCIAL SERVICES, INC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31,2008

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Shukla Financial Services, Inc (The Company) is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is engaged in a single line of business as a securities broker-dealer, which comprises of agency transactions. The Company is an introducing Broker-Dealer.

The Company uses the accrual method of accounting for both financial and tax reporting purposes. The Company's year-end is December 31.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services Inc (Penson), all securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule I 5c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Shukla Financial Services, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Securities Transactions
Gains and losses from all securities that are entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported through the clearing firm on a fully disclosed basis and reported with related commissions and expenses on a trade date basis.

Commissions
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Marketable Securities
Marketable Securities are valued at market value.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Depreciation

Office equipment is stated at cost. Depreciation is computed on the straight-line basis over an estimated useful life of 5 years. Maintenance and repairs are charged to expenses when incurred. Renewals and betterments are capitalized.
At December 31, 2008, the company's office equipment ($9,516) was fully depreciated but is still in use.

Income Taxes

Income taxes are recorded in accordance with SFAS No. 109, *Accounting for Income Taxes.*
Measurement of the deferred items is based on enacted tax laws. In the event the future consequences of differences between financial reporting basis and tax basis of the Company's assets and liabilities result in a deferred tax asset, SFAS No. 109 requires an evaluation of the probability of being able to realize the future benefits indicated by such asset. A valuation allowance related to a deferred tax asset *is* recorded when it is more likely than not that some portion or all of the deferred tax asset will not be realized.
At December 31, 2008, the Company had approximately $20,320 of tax loss carry forwards for which no benefit has been reported in the financial statements because those benefits may not be realized. A 100% valuation allowance has been provided. If not used the net operating loss carryforward expires in 2022.

Statement of Cash Flows

For purposes of the Consolidated Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is a member of FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the Company's first twelve months of business and 15 to 1 thereafter. At December 31, 2008, the Company had net capital of $87,873, which was in excess of its required net capital of $5,000. The Company's percent of aggregate indebtedness to net capital is 64%.

NOTE 4. CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.
In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

In the event the clearing broker does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the clearing broker. It is the Company's policy to review, as necessary, the credit standing of the clearing broker.

NOTE 5. INCOME TAXES

The Company has not accrued any income taxes because the net operating loss carryforward is in excess of the current year's taxable income. The Company has not recorded any tax benefits from its loss carry-forwards as those benefits have been completely offset by a valuation allowance reflecting the uncertainty of their realization.

NOTE 6. FAIR VALUE

The Company's financial instruments approximate fair value.

Shukla Financial Services, Inc
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of December 31, 2008

NET CAPITAL:		
Total Stockholders' equity		$ 126,470
Deductions and/or charges:		
Nonallowable assets:		
Prepaid Expenses	$ 500	
Other - Cash Account	2,885	
Total Deductions		3,385
Net Capital before Haircuts on Securities Positions		123,085
Haircuts on securities positions		-
Haircuts on Securities	18,533	
Undue Concentration	16,679	
Total Haircuts on Securities Positions		35,212
Net Capital		$ 87,873
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 6,033	
Note Payable	50,000	
Total aggregate indebtedness		$ 56,033
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required -(6-2/3% of Total Aggregate Indebtedness)	$ 3,735	
Minimum Dollar Net Capital Required	5,000	
Minimum Net Capital Requirement		5,000
Excess net Capital		82,873
Excess net capital at 1000%		$ 82,270
Percent of aggregate indebtedness to net capital		64%

The above computation does not differ materially from the December 31, 2008 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

Shukla Financial Services, Inc
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3
As of December 31, 2008

Shukla Financial Services Inc is classified as an introducting broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Shukla Financial Services, Inc
Information Relating to Possession or Control Requirements
Under Rule 15c3-3
As of December 31, 2008

Shukla Financial Services Inc is classified as an introducting broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

Shukla Financial Services, Inc
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Accounts
As of December 31, 2008

Shukla Financial Services Inc is classified as an introducting broker-dealer and therefore is exempt from the requirements of Rule 15c3-3.

MICHAEL J. O'DOHERTY, P.C. *Certified Public Accountant*
A Professional Corporation
373 Baltimore Pike • Springfield, Pennsylvania 19064 • (610) 604-4700 • Fax (610) 544-9525

Independent Accountants' Report on Internal Accounting Control Required by SEC Rule 17a-5

To the Board of Directors of:
Shukla Financial Services, Inc

In planning and performing our audit of the financial statements and supplemental information of Shukla Financial Services, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Springfield, Pennsylvania
February 17, 2008

Shukla Financial Services, Inc

Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2008
And
Independent Certified Public Accountants' report
And
Supplemental Report on Internal Control